Filed Pursuant to Rule 433

Registration No. 333-228364-13

Free Writing Prospectus dated February 3, 2021

Santander Drive Auto Receivables Trust 2021-1

Issuing Entity

Santander Drive Auto Receivables LLC	Santander Consumer USA Inc.
Depositor	Sponsor and Servicer

The depositor has prepared a preliminary prospectus dated February 3, 2021 which describes the notes to be issued by the issuing entity. You should review the preliminary prospectus in its entirety before deciding to purchase any of the notes.

Ratings

The depositor expects that the following classes of notes issued by the issuing entity will receive the indicated credit ratings from the nationally recognized statistical rating organizations, or “rating agencies,” listed below.

	Fitch Ratings, Inc.	Moody’s Investors Service, Inc.
Class A-1 Notes	F1+sf	P-1 (sf)
Class A-2-A Notes	AAAsf	Aaa (sf)
Class A-2-B Notes	AAAsf	Aaa (sf)
Class A-3 Notes	AAAsf	Aaa (sf)
Class B Notes	AAsf	Aaa (sf)
Class C Notes	Asf	Aa1 (sf)
Class D Notes	BBBsf	Baa1 (sf)

It is a condition to the issuance of the notes that, on the closing date, each class of notes receive at least the ratings listed above.

Underwriters

J.P. Morgan	MUFG	RBC Capital Markets

Solely with respect to the Class A notes:

Deutsche Bank Securities	Santander	SOCIETE GENERALE

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-408-1016.